UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Mr. Fabio Mello de Avellar appointed as CRO of TIM S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44/21, communicates that today its Board of Directors (“Company’s Board”) appointed Mr. Fabio Mello de Avellar to the position of Chief Revenue Officer (“CRO”) of the Company effectively immediately.

Mr. Avellar replaces Mr. Alberto Mario Griselli in the position he has held on an interim basis since January 31, 2022. From now on, Mr. Griselli, who had his resignation from the position of CRO accepted by the Company's Board also today, will continue his tenures as Chief Executive Officer and member of the Company's Board of Directors.

Mr. Avellar, who holds a Master’s in Business Administration from COPPEAD - UFRJ, a Production Engineer from UFRJ and has taken extension courses in Madrid and Barcelona, has led the Customer Experience Vice-Presidency at Vivo since 2018, a company where he worked for 19 years. Also trained in coaching, Mr. Avellar is an executive coach associated with the International Coaching Federation and a career mentor.

Finally, TIM congratulates Mr. Fabio Avellar on his appointment as the Company’s CRO and wishes him success in his new role.

Rio de Janeiro, August 1st, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: August 1, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer